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                                                            Exhibit 99(a)(1)(G)


                      [LETTERHEAD OF SIMON PROPERTY GROUP]


CONTACTS:
INVESTORS                                   MEDIA
Shelly Doran                                George Sard/Paul Caminiti/Hugh Burns
Simon Property Group, Inc.                  Citigate Sard Verbinnen
317/685-7330                                212/687-8080

                 SIMON PROPERTY GROUP COMMENCES $18.00 PER SHARE
                   CASH TENDER OFFER FOR TAUBMAN CENTERS, INC.

  FILES SUIT TO INVALIDATE TAUBMAN FAMILY'S IMPROPERLY OBTAINED VOTING CONTROL

       FILES PRELIMINARY PROXY MATERIALS UNDER MICHIGAN CONTROL SHARE ACT
                 ----------------------------------------------

         INDIANAPOLIS, DECEMBER 5, 2002 -- Simon Property Group, Inc. (NYSE:
SPG) today announced that it has commenced a tender offer to acquire all of the outstanding shares of Taubman Centers, Inc. (NYSE: TCO) at a price of $18.00 per share net to the seller in cash. The tender offer and withdrawal rights will expire at 12:00 midnight, New York City time, on January 17, 2003, unless extended.

         SPG had previously sent letters to TCO's Board of Directors offering to acquire the Company for $17.50 per share. The $18.00 per share price of the tender offer represents a premium of approximately 35% to the price of TCO shares when Simon first made a written proposal to acquire TCO, and is above the highest level that TCO shares have ever traded.

         David Simon, Chief Executive Officer of Simon Property Group, stated:
"This compelling all-cash offer will produce full and immediate value that is not otherwise available to TCO shareholders. We call on the Board of Directors to uphold its fiduciary duty to all TCO shareholders. It is especially important that TCO's independent directors establish an arms-length process to ensure that our offer is evaluated on the merits and that the rights of the public shareholders are protected. We are ready to move quickly and are firmly committed to taking the steps necessary to complete this transaction."

         SPG also announced today that it has filed suit in the United States District Court for the Eastern District of Michigan against TCO, TCO's Board of Directors (Robert S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., William S. Taubman, Allan J. Bloostein,

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Jerome A. Chazen and S. Parker Gilbert), and former director A. Alfred Taubman.
Among other things, the complaint states that:

     o The TCO Board of Directors has breached its fiduciary duty, and continues to do so, by not giving adequate consideration to SPG's premium all-cash offer and by accepting the Taubman family's claimed veto power over the offer.

     o Although the Taubman family owns only a 1% economic interest in TCO, they are using their claimed 33.6% of TCO's voting power to prevent the public shareholders, who own 99% of TCO's economic interest, from reaping the benefits of SPG's offer, in breach of the family's fiduciary duties as controlling shareholders.

     o Under the Michigan Control Share Act (MCSA), the Taubman family may not cast any votes using its Series B Preferred shares, which were issued to the Taubman family in 1998. The MCSA prevents anyone who acquires securities representing more than 20% of TCO's shareholder vote from exercising the votes associated with those shares without the approval of a majority of disinterested shareholders. No such shareholder approval was ever sought or received.

     o Under the MCSA, no votes may be cast by Robert Taubman pursuant to the voting agreements among his family, friends and affiliates disclosed in his 13D filing of November 14, 2002. The MCSA prevents anyone who acquires securities representing more than 33.3% of TCO's shareholder vote from exercising the votes associated with those shares without the approval of a majority of disinterested shareholders. No such shareholder approval was ever sought or received.

         The complaint seeks declaratory and injunctive relief, including a declaration that TCO's Board of Directors is breaching its fiduciary duty by not considering the merits of SPG's offer and the benefits to TCO's public shareholders. It also seeks a declaration and injunction barring the Taubman family from voting its alleged blocking position to frustrate the tender offer. The blocking position is based primarily on the Series B Preferred shares that increased the Taubman family's purported voting power over TCO from less than 1% to just over 30% for nominal consideration of $38,400.00. The Series B Preferred shares were provided to the Taubman family in 1998 without shareholder approval as required by Michigan statutory law.

         SPG is also today filing preliminary proxy materials with the Securities and Exchange Commission (SEC) for a potential shareholder meeting that SPG expects to request under the MCSA. The purpose of the meeting would be to allow TCO shareholders to approve voting rights for the shares that SPG anticipates acquiring in the tender offer.


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         The tender offer materials are also being filed today with the SEC. The complete terms and conditions of the offer are set forth in the Offer to Purchase, copies of which are available by contacting the information agent, MacKenzie Partners, Inc. at (800) 322-2885. Merrill Lynch & Co. is acting as exclusive financial advisor to SPG and is the Dealer Manager for the Offer. Willkie Farr & Gallagher is acting as legal advisor to SPG, and Simpson Thacher
& Bartlett is acting as legal advisor to Merrill Lynch & Co.


ABOUT SIMON PROPERTY GROUP
Headquartered in Indianapolis, Indiana, Simon Property Group is a real estate investment trust engaged in the ownership and management of income-producing properties, primarily regional malls and community shopping centers. Through its subsidiary partnerships, it currently owns or has an interest in 248 properties containing an aggregate of 185 million square feet of gross leasable area in 36 states, as well as eight assets in Europe and Canada and ownership interests in other real estate assets. Additional Simon Property Group information is available at http://about.simon.com/corpinfo/index.html.

                                      # # #

IMPORTANT INFORMATION
This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Taubman shares, and is not a solicitation of a proxy. Investors and security holders are urged to read any proxy statement relating to the tender offer described in this press release because it will contain important information. Each such proxy statement will be filed with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the tender offer statement, each such proxy statement and other documents filed by SPG with the Commission at the Commission's web site at: http://www.sec.gov. The tender offer statement, any proxy statement and any related materials may also be obtained for free by directing such requests to Mackenzie Partners, Inc. at (800) 322-2885.

FORWARD-LOOKING STATEMENTS
This release contains some forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.



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